EXHIBIT 20

For Immediate Release	September 24, 2010

BOWL AMERICA REPORTS FISCAL YEAR EARNINGS

Bowl America Incorporated today reported earnings per share for its fiscal fourth quarter ended June 27, 2010, were $.04, down from $.08 in the comparable quarter last year.  Earnings for the fiscal year declined to $.36 from $.60 in the prior year.

Severe winter weather that caused center closings and kept patrons from traveling, magnified the impact of the nationwide economic downturn on these results.  Customers tended to reduce recreation spending because of uncertainty about their own financial futures.  In addition lower interest rates on investments contributed to the decrease in earnings.  Both lower traffic and lower interest rates have continued into the first quarter of fiscal 2011.

Fiscal 2010 was the Company’s 38th year of increased regular per share dividends.   Bowl America has no long-term debt and has significant cash reserves.  The Company’s Board of Directors yesterday declared a regular quarterly dividend of $.155 to be paid in November 2010.

A more detailed explanation of results is available in the Company’s S.E.C. Form 10-K filing available through the website www.bowlamericainc.com.  Bowl America operates 19 bowling centers and its stock trades on the NYSE Amex with the symbol BWLA.
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BOWL AMERICA INCORPORATED
Results of Operations

	Thirteen	Thirteen	Fifty-two	Fifty-two
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	06/27/10	06/28/09	06/27/10	06/28/09
Operating Revenues
Bowling and other	$4,099,537	$4,478,990	$19,109,668	$21,037,547
Food, beverage and merchandise sales	1,726,477	1,868,522	7,974,228	8,674,571
Net gain (loss) on sale of assets	43,177	(1,375)	43,177	(1,375)
	5,869,191	6,346,137	27,127,073	29,710,743
Operating expenses excluding
depreciation and amortization	5,349,321	5,609,232	23,106,792	23,969,461
Depreciation and amortization	320,394	356,206	1,687,150	1,726,854
Interest and dividend income	118,153	181,041	529,845	679,287
Earnings before taxes	317,629	561,740	2,862,976	4,693,715
Net Earnings	$196,265	$411,907	$1,850,712	$3,057,282
Weighted average shares outstanding	5,141,301	5,132,505	5,141,102	5,133,375

EARNINGS PER SHARE	.04	.08	.36	.60

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SUMMARY OF FINANCIAL POSITION
Dollars in Thousands

	06/27/10	06/28/09
ASSETS
Total current assets including cash and short-term investment of $9,716 and $11,020	$11,311	$12,410
Property and investments	30,099	30,557
TOTAL ASSETS	$41,410	$42,967

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$2,890	$3,167
Other liabilities	2,116	2,221
Stockholders' equity	36,404	37,579
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$41,410	$42,967